Mail Stop 6010

February 16, 2007

Chinmay Chatterjee, Ph.D.
Chief Executive Officer, Chief Financial Officer and Director
Integrated Pharmaceuticals, Inc.
310 Authority Drive
Fitchburg, MA 01420

      Re: Integrated Pharmaceuticals, Inc.
             Registration Statement on Form SB-2
             Filed on January 26, 2007
             File Number 333-140239

Dear Dr. Chatterjee:

      This is to advise you that we have limited our review of the above referenced registration statement to the issues identified below. We will make no further review of this filing.

1. We note that the securities being registered on this registration statement are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. Please amend the registration statement to check the box regarding Rule 415 on the cover page of the registration statement.

2. Please update your disclosure to also provide executive compensation information for the year ended December 31, 2006. Also, to the extent you have not already done so, please comply with the new executive compensation disclosure requirements as discussed in our Release No. 33-8732A.

3. We note the filing does not include the signature of your principal financial officer and your controller or principal accounting officer. Please include these signatures in an amended Form SB-2. If Dr. Chatterjee, the CEO, also serves as the principal financial officer and controller or principal accounting officer, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.

4. Please expand your disclosure to describe all the material terms of the Investment Agreement between Dutchess Private Equities Fund, Ltd. and the company in one section of the prospectus.

5. Please revise the cover page of the prospectus to identify Dutchess Private Equities Fund, Ltd. as an "underwriter" under the Securities Act of 1933 for the securities being registered.

6. Please amend the registration statement to include updated financial statements as required by Item 310(g) of Regulation S-B and any related financial information.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Sonia Barros at (202) 551-3655 or Michael Reedich at (202) 551-3612 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Thomas C. Carey, Esq.
        Bromberg & Sunstein LLP
        125 Summer Street
        Boston, MA 02110